EX-99.B-77M

SUB-ITEM 77M:  Mergers

(a)	Ivy Capital Appreciation Fund

(b)
At a meeting of the Board of Trustees of Ivy Funds, a Delaware statutory trust, held on February 18, 2011, the Board of Trustees considered and approved the Plan of Reorganization of Ivy Capital Appreciation Fund into Ivy Large Cap Growth Fund effective June 10, 2011.

The terms of the Plan of Reorganization are such that Ivy Large Cap Growth Fund acquired all of the assets of Ivy Capital Appreciation Fund in exchange solely for shares of Ivy Large Cap Growth Fund and the assumption by Ivy Large Cap Growth Fund of all of the liabilities of Ivy Capital Appreciation Fund, followed by the distribution of those shares to the shareholders of Ivy Capital Appreciation Fund.